Hawaiian Electric Exhibit 12.2

Hawaiian Electric Company, Inc. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

	Three months ended March 31		Years ended December 31
(dollars in thousands)	2018	2017	2017	2016	2015	2014	2013
Fixed charges
Total interest charges	$17,921	$17,655	$70,234	$67,407	$67,178	$66,132	$64,130
Interest component of rentals	1,277	848	3,618	3,249	3,060	3,244	2,793
Pretax preferred stock dividend requirements of subsidiaries	304	362	1,539	1,453	1,443	1,444	1,421
Total fixed charges	$19,502	$18,865	$75,391	$72,109	$71,681	$70,820	$68,344
Earnings
Net income attributable to Hawaiian Electric	$27,745	$21,735	$121,031	$143,397	$136,794	$138,721	$124,009
Fixed charges, as shown	19,502	18,865	75,391	72,109	71,681	70,820	68,344
Income taxes	9,175	12,758	83,199	84,801	79,422	80,725	69,117
Interest capitalized	(1,671)	(1,040)	(5,375)	(3,727)	(3,265)	(3,954)	(7,097)
Earnings available for fixed charges	$54,751	$52,318	$274,246	$296,580	$284,632	$286,312	$254,373
Ratio of earnings to fixed charges	2.81	2.77	3.64	4.11	3.97	4.04	3.72

For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent the sum of (i) pretax income before preferred stock dividends of Hawaiian Electric and before adjustment for undistributed income or loss from equity investees and (ii) fixed charges (as hereinafter defined, but excluding interest capitalized). “Fixed charges” represent the sum of (i) interest, whether capitalized or expensed, (ii) amortization of debt expense and discount or premium related to any indebtedness, whether capitalized or expensed, (iii) the estimate of the interest within rental expense and (iv) the preferred stock dividend requirements of Hawaii Electric Light and Maui Electric, increased to an amount representing the pretax earnings required to cover such dividend requirements.